Comdisco, Inc. and Subsidiaries                                      Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)
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


                                                                         Three months ended
                                                                               December 31,        For the years ended September 30,
                                                                               ------------        ---------------------------------

                                                                                1996   1995        1996   1995   1994   1993   1992
                                                                                ----   ----        ----   ----   ----   ----   ----

Fixed charges
  Interest expense <F1> ....................................................    $ 73   $ 66       $267   $278   $266   $295   $355

  Approximate portion of
    rental expense representative of an interest factor ....................       1      2          7     11     13     22     29
                                                                                ----   ----       ----   ----   ----   ----   ----

  Fixed charges ............................................................      74     68        274    289    279    317    384

Earnings from continuing operations before income taxes and
  extraordinary item, and cumulative effect of change in accounting
  principle, net of preferred stock dividends ..............................      47     42        176    160     80    137     34
                                                                                ----   ----       ----   ----   ----   ----   ----

Earnings from continuing  operations  before income taxes,  extraordinary  item, cumulative effect of change in accounting principle, net of
  preferred stock dividend .................................................    $121   $110       $450   $449   $359   $454   $418
                                                                                ====   ====       ====   ====   ====   ====   ====

Ratio of earnings to fixed charges .........................................    1.64   1.62       1.64   1.55   1.29   1.43   1.09
                                                                                ====   ====       ====   ====   ====   ====   ====

Rental expense:
  Equipment subleases ......................................................    $  2   $  5       $ 14   $ 22   $ 30   $ 57   $ 77
  Office space, furniture, etc .............................................       2      2          8     10      8      8     10
                                                                                ----   ----       ----   ----   ----   ----   ----

     Total .................................................................    $  4   $  7       $ 22   $ 32   $ 38   $ 65   $ 87
                                                                                ====   ====       ====   ====   ====   ====   ====

     1/3 of rental expense .................................................    $  1   $  2       $  7   $ 11   $ 13   $ 22   $ 29
                                                                                ====   ====       ====   ====   ====   ====   ====

<F1> Includes interest expense incurred by business continuity and network services and included in business continuity and network services expenses on the statements of earnings

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